SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

              -----------------------------------------------------

                                  SCHEDULE 13G

                        Information Statement pursuant to
                              Rule 13d-1 and 13d-2

              -----------------------------------------------------

                       GREYSTONE DIGITAL TECHNOLOGY, INC.
                       ----------------------------------
                                (Name of Issuer)

                          COMMON STOCK $0.001 PAR VALUE
                          -----------------------------
                         (Title of Class of Securities)

                                    39806G108
                                    ---------
                                 (CUSIP Number)

                                   May 7, 2001
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                |_| Rule 13d-1(b)

                                |X| Rule 13d-1(c)

                                |_| Rule 13d-1(d)

                         (Continued on following pages)


                               (Page 1 of 4 Pages)

                                                               Page 2 of 4 Pages


--------------------------------------------------------------------------------
1.   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     The Endeavour Capital Investment Fund S.A.
     None
--------------------------------------------------------------------------------
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                              (b) |_|
--------------------------------------------------------------------------------
3.   SEC USE ONLY
--------------------------------------------------------------------------------
4.   CITIZENSHIP OR PLACE OF ORGANIZATION:     The Bahamas
--------------------------------------------------------------------------------
                 5.  SOLE VOTING POWER
                     1,848,712 shares (See Note A )
   NUMBER OF     ---------------------------------------------------------------
     SHARES      6.  SHARED VOTING POWER
  BENEFICIALLY       None.
 OWNED BY EACH   ---------------------------------------------------------------
   REPORTING     7.  SOLE DISPOSITIVE POWER
  PERSON WITH        1,848,712 shares (See Note A)
                 ---------------------------------------------------------------
                 8.  SHARED DISPOSITIVE POWER
                     None.
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,848,712 shares (See Note A)
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES                                               |_|
--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
                               9.99% (See Note A)
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON
                                   CO
--------------------------------------------------------------------------------

Item 1(a).    Name of Issuer.
              GREYSTONE DIGITAL TECHNOLOGIES, INC.

Item 1(b).    Address of Issuer's Principal Executive Offices.
              4950 Murphy Canyon Road
              San Diego, California 92123

Item 2(a).    Names of Person Filing.
              The Endeavour Capital Investment Fund S.A.

Item 2(b). Address of Principal Business Office, or if none, Residence. Cumberland House
              #27 Cumberland Street
              Nassau, New Providence
              The Bahamas

Item 2(c).    Citizenship.
              The Bahamas

Item 2(d).    Title of Class of Securities.
              Common Stock, $0.001 par value per share.

                                                               Page 3 of 4 Pages


Item 2(e).    CUSIP Number.
               39806G108

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:
              N/A

Item 4.       Ownership.

      (a) Amount beneficially owned by reporting person: 1,848,712 shares (See Note A)
      (b)     Percent of Class: 9.99% (See Note A)
      (c)     Number of shares as to which such person has:
              (i)   Sole power to direct the vote: 1,848,712 shares (See Note A)
              (ii)  Shared power to vote or to direct the vote: none.
              (iii) Sole power to dispose or direct the disposition of the
                    Common Stock: 1,848,712 shares of common stock of the Issuer (See Note A).
              (iv)  Shared power to dispose or direct the disposition of: none.

Item 5.       Ownership of Five Percent or Less of a Class.
              Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
              Not applicable.

Item 8.       Identification and Classification of Members of the Group.
              Not applicable.

Item 9.       Notice of Dissolution of Group.
              Not applicable.

Item 10.      Certification.
              By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                                               Page 4 of 4 Pages


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                 May 22, 2001
                                    --------------------------------------------
                                                     (Date)


                                    --------------------------------------------
                                    /s/ The Endeavour Capital Investment Fund,
                                                       S.A.
                                            By: Barry Herman, President


                                                /s/ Barry Herman
                                    --------------------------------------------
                                    --------------------------------------------
                                                   (Signature)

                                     NOTE A

There are 18,505,625 shares of the Common Stock of the Issuer outstanding.

Reporting Person currently owns 290,070 shares of the Common Stock of the Issuer.

Reporting Person holds shares of the Issuer's 8% Convertible Preferred Stock having an aggregate stated value of $1,100,365. Under its terms, the Convertible Preferred Stock is generally convertible into shares of Common Stock of the Issuer, where conversions are effected at a conversion rate (the "Conversion Price") equal to the lower of 1) 80% of the Volume Weighted Average Price (VWAP) of the last 250,000 shares of Common Stock sold immediately prior to the Conversion Date or, 2) $4.00. The Convertible Preferred Stock, however, is not currently fully convertible into shares of Common Stock of the Issuer by the holders, because Section 7(c) of Series A's Certificate of Designation restricts the rights of Reporting Person to convert if, as a result of such conversion (but without giving effect to shares issuable upon conversions not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of the Common Stock of the Issuer. Were such restriction not applicable, Reporting Person would, based on current market prices of such Common Stock resulting in a Conversion Price of about $0.19536 per share, be able to convert its Convertible Preferred Stock into 5,632,499 shares of Common Stock. If dividends on the Convertible Preferred Stock through the present were paid (at the option of the Issuer) in Common Stock based on the same Conversion Price, the Reporting Person would receive an additional 450,600 shares of Common Stock.

In addition, the Reporting Person holds five year warrants to purchase 300,000 shares of Common Stock (the "Warrant") at an exercise price of $5.38 per share. The Warrant restricts the rights of Reporting Person to exercise if, as a result of such exercise (but without giving effect to shares issuable upon exercises not yet submitted), the Reporting Person and its affiliates would have actual ownership of more than 9.99% of the outstanding shares of Common Stock of the Issuer.

If all of the Convertible Preferred Stock were currently fully convertible and converted, if the cumulative dividends on the entire amount of the Convertible Preferred Stock were paid in Common Stock at the same Conversion Price and if the Warrants were fully exercised, and if the Reporting Person's currently owned shares were included, the Reporting Person's total shares of Common Stock would be 6,673,169 shares.

The exact number of shares that would be issuable to the Reporting Person upon such conversions is subject to change because the actual conversion rate at the time of any given conversion may be higher or lower.

The Reporting Person disclaims any beneficial interest or voting rights in the shares of Common Stock of the Issuer held by or issuable upon the exercise of any conversion or other rights held by any other holder of shares or such rights of the Issuer.